FOR IMMEDIATE RELEASE
AutoChina International Announces Lease of Company’s 6,500th Commercial Vehicle;
Company To Present At the Brean Murray China Growth Conference on November 20, 2009

Shijiazhuang, Heibei Province, China – November 17, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC, AUTCW, AUTCU), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, today announced that it recently leased its 6,500th commercial vehicle in just over 20 months of operations.  The Company launched its commercial sales and leasing business in March 2008 with a focus on providing a one-stop shop for lease and financing options, licensing, and insurance services aimed at entrepreneurial commercial vehicle operators.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We use the leasing of trucks as our primary metric of growth.  We plan to continue to provide shareholders with information on important milestones achieved by AutoChina.  As we have announced over the past few months, our Company continues to benefit from a growing commercial vehicle market in China.  According to a recent report by Frost and Sullivan, China’s commercial truck ‘population’ is projected to expand from 1.92 million units in 2009 to over 2.68 million units by 2015, which would be a CAGR of 4.9%.  The report goes on to project demand for heavy trucks in China to be nearly five times that of the United States.  We feel that AutoChina is properly positioned to capitalize on this opportunity, as we have created a commercial vehicle leasing business model that is scalable, capital efficient and easy to manage.”

Brean Murray China Growth Conference

The Company also announced that its Chief Financial Officer, Mr. Jason Wang, will be presenting at the Brean Murray China Growth Conference at The Millennium Broadway Hotel in New York City on November 20, 2009 at 8:40 AM ET.   The two-day conference runs from November 19th – 20th and consists of 25-minute presentation slots followed by 10-minutes of open floor Q&A sessions with institutional investors.  In addition to each company presentation, 1 on 1 meetings will also be offered throughout the day.

About AutoChina International Limited:

AutoChina International Limited is a leading one-stop commercial auto financing and sales company in China.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  The Company’s website is http://www.autochinaintl.com.

AutoChina International Ltd.	Page 2
November 17, 2009

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@autochinaintl.com

Investor Relations:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com